SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 4)

                      ROCKEFELLER CENTER PROPERTIES, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  773102 10 8
                                (CUSIP Number)

                                 Andrew Nathan
                               Rockprop, L.L.C.
                              520 Madison Avenue
                           New York, New York 10022
                                (212) 715-0375
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 April 25, 1996
            (Date of Event which Requires Filing of this Statement)


    If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].


               Rockprop, L.L.C. ("Rockprop"), David Rockefeller (together with his designated affiliates, "Rockefeller"), Troutlet Investments Corporation (together with its designated affiliates, "Troutlet") and EXOR GROUP Societe Anonyme (together with its designated affiliates, "EXOR") (collectively, the "Reporting Persons"), hereby amend the report on
Schedule 13D, dated October 18, 1995, as amended by Amendment No. 1 thereto dated October 26, 1995 and Amendment No. 2 thereto dated November 13, 1995 as amended by Amendment No. 3 thereto dated March 13, 1996 (collectively, the "Schedule 13D"), filed by the Reporting Persons in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

Item 4.        Purpose of Transaction.

               Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph as a new numbered paragraph 9 immediately after numbered paragraph 8 appearing therein:

                     (9) Members of the Investor Group and certain of their designated affiliates have entered into an agreement (the "GE/NBC Agreement") with General Electric Company ("GE") and National Broadcasting Company, Inc. ("NBC" and, together with GE, "GE/NBC") in which the parties have agreed to commence preparation of mutually acceptable documentation pursuant to which, subject to the consummation of the merger of RCPI Merger with and into RCPI, GE/NBC or one of its affiliates will acquire ownership interests in a portion of certain of the buildings that it currently leases at Rockefeller Center and certain other related transactions will be effected in consideration of a payment by GE/NBC of $440 million. The GE/NBC Agreement contemplates, among other things, extensive changes in the occupancy arrangements for the NBC space at Rockefeller Center, including extension of options for the NBC Studio 1A lease, changes with respect to NBC's use of Rockefeller Center in its broadcasting activities, expanded NBC rights regarding its condominium unit spaces, and the elimination of NBC's lease expiring in 2022 and its obligation to pay rent thereunder through such date. The foregoing description of the GE/NBC Agreement is qualified in its entirety by reference to the copy of the GE/NBC Agreement attached as
               Exhibit 26 hereto, which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Item 6 of the Schedule 13D is hereby amended by inserting the following paragraph as new lettered paragraphs (h) and (i) immediately after lettered paragraph (g) appearing therein:

                    (h) On April 25, 1996, RCPI, RCPI Holdings, RCPI Merger, Whitehall, Rockprop, Rockefeller, Exor and Troutlet entered into Amendment No. 2 to the Agreement and Plan of Merger amending the terms of the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement. A copy of Amendment No. 2 to the Merger Agreement is attached hereto as Exhibit 27 and is incorporated herein by reference.

                    (i) On April 25, 1996, RCPI and GSMC entered into Amendment No. 2 to the Supplemental Agreement amending the terms of the Supplemental Agreement, as amended by Amendment No. 1 to the Supplemental Agreement, to conform to the terms of the Merger Agreement as amended by Amendments No. 1 and No. 2 to the Merger Agreement. A copy of Amendment No. 2 to the Supplemental Agreement is attached hereto as Exhibit 28 and is incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits.

               Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:


Exhibit No.          Exhibit                                    Page
- -----------          -------                                    ----

26                   Agreement, dated as of April 23,           ____
                     1996, among Whitehall Street
                     Real Estate Limited Partnership V,
                     Rockprop, L.L.C., Prometheus
                     Investors, L.L.C., Troutlet
                     Investments Corporation, Gribble
                     Investments (Tortola) BVI, Inc.,
                     Weevil Investments (Tortola) BVI,
                     Inc., Exor Group S.A., General
                     Electric Company and National
                     Broadcasting Company, Inc.

27                   Amendment No. 2 to the Agreement           ____
                     and Plan of Merger, dated as of
                     April 25, 1996, among Rockefeller
                     Center Properties, Inc., RCPI
                     Holdings Inc., RCPI Merger Inc.,
                     Whitehall Street Real Estate
                     Limited Partnership V, Rockprop,
                     L.L.C., David Rockefeller, Exor
                     Group S.A., Troutlet Investments
                     Corporation and, for the purposes
                     of Section 4 only, Goldman Sachs
                     Mortgage Company.

28                   Amendment No. 2 to the Supplemental        ____
                     Agreement, dated April 25, 1996,
                     between Rockefeller Center Properties,
                     Inc. and Goldman Sachs Mortgage
                     Company.


                                   SIGNATURE


   After reasonable inquiry and to our best knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated:  May 7, 1996



               Rockprop, L.L.C.

               By:   Tishman Speyer Crown Equities
               Its:  Managing Member


                     By:   Tishman Speyer Associates
                             Limited Partnership,
                             General Partner


                                       By:   /s/ Jerry I. Speyer
                                             ______________________
                                             Jerry I. Speyer/
                                             Robert V. Tishman,
                                             General Partner



                             David Rockefeller


                                       By:   /s/ Peter W. Herman
                                             ______________________
                                             Peter W. Herman
                                             Attorney-in-Fact




                             Troutlet Investments Corporation


                                        By:   /s/ Squire N. Bozorth
                                              ______________________
                                              Squire N. Bozorth
                                              Attorney-in-Fact


                             EXOR GROUP Societe Anonyme


                                        By:   /s/ Ernest Rubenstein
                                              _____________________
                                              Ernest Rubenstein
                                              Attorney-in-Fact


                             Istituto Finanziario Industriale S.p.A.


                                         By:   /s/ Ernest Rubenstein
                                               ______________________
                                               Ernest Rubenstein
                                               Attorney-in-Fact


                             Giovanni Agnelli & C. S.a.a.


                                         By:   /s/ Ernest Rubenstein
                                               ______________________
                                               Ernest Rubenstein
                                               Attorney-in-Fact


                             /s/ Ernest Rubenstein
                             ______________________________
                             Giovanni Agnelli, by Ernest
                             Rubenstein, Attorney-in-Fact


                             /s/ Ernest Rubenstein
                             ______________________________
                             Umberto Agnelli, by Ernest
                             Rubenstein, Attorney-in-Fact


                             /s/ Ernest Rubenstein
                             ______________________________
                             Gianluigi Gabetti, by Ernest
                             Rubenstein, Attorney-in-Fact


                             /s/ Ernest Rubenstein
                             ______________________________
                             Cesare Romiti, by Ernest
                             Rubenstein, Attorney-in-Fact


                             /s/ Ernest Rubenstein
                             ______________________________
                             Carlo Camerana, by Ernest
                             Rubenstein, Attorney-in-Fact


                             /s/ Ernest Rubenstein
                             ______________________________
                             Gabriele Galateri, by Ernest
                             Rubenstein, Attorney-in-Fact